UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                            Kinnard Investments, Inc.
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                                (Name of Issuer)

                          Common Stock, $.02 par value
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                         (Title of Class of Securities)

                                   497059 10 5
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                       William F. Farley - (612-370-2700)
                             920 Second Avenue South
                          Minneapolis, Minnesota 55402
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  April 7, 1997
  ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------      -----------------------------------------
CUSIP No.      497059 10 5             Page     2       of     4      Pages
          ---------------------             -----------    ----------


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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              William F. Farley
              ###-##-####
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]


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3             SEC USE ONLY


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4             SOURCE OF FUNDS*


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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                         [ ]


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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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         NUMBER OF            7            SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        327,500
         OWNED BY
           EACH               8            SHARED VOTING POWER
         REPORTING
          PERSON                           0
           WITH

                         ------------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           327,500
                         ------------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                           0
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              327,500
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     [ ]

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.2%
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14            TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.        SECURITY AND ISSUER.

               This filing relates to Common Stock, $.02 par value, of Kinnard Investments, Inc. (the "Issuer"), 920 Second Avenue South, Minneapolis, Minnesota 55402.


ITEM 2.        IDENTITY AND BACKGROUND.

               (a)  William F. Farley

               (b)  920 Second Avenue South
                    Minneapolis, Minnesota  55402

               (c) Chief Operating Officer of the Issuer and President and Chief Executive Officer of the Issuer's subsidiary, John G. Kinnard and Company, Incorporated.

               (d)  Mr.   Farley  has  never  been   convicted   in  a  criminal
                    proceeding.

               (e) Mr. Farley has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Farley is a citizen of the United States of America.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Farley purchased from the Issuer 325,000 Units, each Unit consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock, for a total consideration of $1,706,250. Personal investment funds were used for such acquisition.


ITEM 4.        PURPOSE OF TRANSACTION.

               Mr. Farley acquired the securities of the Issuer for long term investment and capital appreciation.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Farley beneficially owns 327,500 shares of the Issuer's Common Stock, representing 5.2% of the shares of Common Stock outstanding.

               (b) Mr. Farley has sole voting and dispositive power over all of such securities.

               (c) On April 7, 1997, Mr. Farley purchased from the Issuer, for total consideration of $1,706,250 or $5.25 per Unit, 325,000 Units, each Unit consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock at an exercise price of $6.00. The Warrants become exercisable as to 125,000 shares on December 31, 1997 and as to 200,000 shares on December 31, 1998, and expire on April 6, 2002.


ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     April 11, 1997

                                             /s/ William F. Farley
                                             William F. Farley



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